Exhibit 99.1

Alpha Tau Announces First Quarter 2025

Financial Results and Provides Corporate Update

- Interim Jan-2025 results from three trials of Alpha DaRT® in treating pancreatic cancer shared at prestigious 2025 ASCO GI Symposium and R&D Update Day, showing >90% disease control rate, impressive overall survival in sub-group analyses, and positive safety profile -

- 75% systemic objective response rate (ORR) and 37.5% complete response rate meaningfully higher thus far than historical Keytruda® monotherapy data in Jan-2025 interim read out of a combination trial of Alpha DaRT and Keytruda in head and neck squamous cell carcinoma (HNSCC) -

- FDA approval of Investigational Device Exemption (IDE) and IDE supplement to conduct a U.S. pilot study of Alpha DaRT together with first-line chemotherapy in patients with newly diagnosed locally advanced or metastatic pancreatic cancer -

- MDSAP certification of the Company’s Jerusalem facility meets the standards of the U.S., Australia, Brazil, Canada, and Japan, and completes audit for compliance with ISO 13485 -

- FDA approval of IDE to conduct a U.S. pilot study of Alpha DaRT in patients with recurrent glioblastoma multiforme (GBM), a highly aggressive brain cancer -

- Completion of $36.9 million financing after balance sheet date bolsters the Company’s capital position during ongoing acceleration of activities -

JERUSALEM, May 19, 2025 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported first quarter 2025 financial results and provided a corporate update.

“2025 has started off with a bang at Alpha Tau, with a flurry of important milestones as we continue to evaluate Alpha DaRT in treating internal organ tumors, expand our manufacturing capabilities, and prepare for commercial activities,” said Alpha Tau Chief Executive Officer Uzi Sofer. “With four active U.S. IDEs approved by the FDA, and U.S. trials expected to begin soon in patients with newly-diagnosed pancreatic cancer and recurrent GBM, construction of the first phase of our Hudson, NH facility nearing completion, and our ambitions for the continued expansion of our clinical trial program, our recently completed financing came at the perfect time to ensure that our momentum continues to accelerate throughout the course of the year.”

Recent Corporate Highlights:

●	In April, Alpha Tau announced the completion of a $36.9 million registered direct financing from, and strategic marketing alliance with, an affiliate of Oramed Pharmaceuticals, Inc. (Oramed). Oramed CEO, President and Chairman Nadav Kidron has also joined the Alpha Tau Board of Directors, bringing years of public company biotech experience.

●	In April, Alpha Tau announced receipt of an IDE from the FDA to conduct a U.S. pilot study of Alpha DaRT in patients with recurrent glioblastoma multiforme (GBM). The clinical trial is expected to enroll up to ten U.S. patients with recurrent glioblastoma not amenable for surgical resection who have undergone a prior course of central nervous system radiation.

●	In February, Alpha Tau announced achievement of Medical Device Single Audit Program (MDSAP) certification for the Company’s manufacturing facility in Jerusalem. MDSAP was established by a coalition of international medical device regulatory authorities from Australia, Brazil, Canada, Japan and the U.S., to enable medical device manufacturers to be audited once for compliance with ISO 13485 and the standards of these five different markets. MDSAP certification may also speed the timetable to commercialization within these participating geographies, as it allows for a streamlined auditing process, providing manufacturers with a comprehensive approach to meet international regulatory standards efficiently.

●	In January, Alpha Tau hosted a virtual R&D Update Day to present interim results from multiple trials as well as more information regarding the expected regulatory path forward in internal organs. Principal investigators presented data showing high disease control rate and strong interim safety results observed across three trials exploring the use of Alpha DaRT in pancreatic cancer patients, following a subset of the data presented by investigators at Hadassah Medical Center on a poster at the prestigious 2025 ASCO GI Symposium. Principal investigators also reported strong interim results in median survival of patients treated with Alpha DaRT after prior therapy as compared to previously published studies of alternative monotherapies, across all analyzed subgroups.

●	At the R&D Update Day, positive interim results were also reported for the first eight patients recruited in a combination trial of Alpha DaRT with pembrolizumab (Keytruda), a checkpoint inhibitor, in treating patients with recurrent unresectable or metastatic head and neck squamous cell carcinoma (HNSCC). A reported systemic objective response rate of 75% and complete response rate of 37.5% were observed, compared to historical benchmarks of 19% and 5%, respectively, for pembrolizumab on its own in the KEYNOTE-048 trial.

●	Approvals for two forthcoming clinical trials exploring the use of Alpha DaRT in treating pancreatic cancer were also announced during the R&D Update Day:

o	IDE received from the FDA to conduct a U.S. pilot study of Alpha DaRT together with first-line chemotherapy in patients with newly diagnosed pancreatic cancer, the first step toward regulatory approval in the U.S. The trial was initially approved for 12 patients with metastatic cancer and was then expanded to 30 patients in two cohorts of 15 patients each, one cohort of patients with newly diagnosed locally advanced cancer and the other of patients with newly diagnosed metastatic cancer.

o	Approval from France’s Ministry of Health to commence a French multicenter clinical trial of Alpha DaRT alongside capecitabine for patients with locally advanced pancreatic cancer, as well as a second study at a single center in France examining the use of Alpha DaRT delivered via Fine Needle System, or FNS, in the treatment of locally advanced pancreatic cancer.

Expected Upcoming Milestone Targets:

●	First patient enrolled in pancreatic cancer pilot study in the U.S. in Q3 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

●	First patient treated in Israel for brain cancer in Q2 or Q3 2025.

●	Completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma in Q3 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	First patient treated in U.S. GBM pilot study in H2 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06910306

●	Response from Japan’s PMDA in H2 2025 to application for pre-market approval of Alpha DaRT in patients with recurrent head & neck cancer.

Financial results for quarter ended March 31, 2025

R&D expenses for the three months ended March 31, 2025 were $7.2 million, compared to $6.4 million for the same period in 2024, due to increased employee compensation and benefits, increased production expenses and reduced government grants, offset by lower share-based compensation expenses.

Marketing expenses for the three months ended March 31, 2025 were $0.5 million, compared to $0.5 million for the same period in 2024.

G&A expenses for the three months ended March 31, 2025 were $1.7 million, compared to $1.4 million for the same period in 2024, primarily due to increased employee compensation and benefits, including share-based compensation, and increased professional fees (including legal expenses).

Financial income, net, for the three months ended March 31, 2025 was $0.7 million, compared to $0.4 million for the same period in 2024, due to a decrease in expense from remeasurement of warrants, offset by a decrease in interest from bank deposits.

For the three months ended March 31, 2025, the Company had a net loss of $8.7 million, or $0.12 per share, compared to a net loss of $8.0 million, or $0.11 per share, in the three months ending March 31, 2024.

Balance Sheet Highlights

As of March 31, 2025, the Company had cash and cash equivalents, short-term deposits and restricted deposits in the amount of $54.8 million, compared to $62.9 million at December 31, 2024. In April 2025, Alpha Tau raised $36.9 million through a registered direct financing transaction.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31, 2024	March 31, 2025
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,724	$5,019
Short-term deposits	45,876	46,617
Restricted deposits	3,255	3,212
Prepaid expenses and other receivables	1,374	1,938

Total current assets	64,229	56,786

LONG-TERM ASSETS:
Long term prepaid expenses	432	439
Property and equipment, net	13,934	16,191
Operating lease right-of-use assets	7,609	7,512

Total long-term assets	21,975	24,142

Total assets	$86,204	$80,928

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31, 2024	March 31, 2025
	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade Payables	$3,531	$2,577
Other payables and accrued expenses	4,133	6,188
Current maturities of operating lease liabilities	1,011	1,001

Total current liabilities	8,675	9,766

LONG-TERM LIABILITIES:
Long-term loan	5,561	5,472
Warrants liability	3,338	3,545
Operating lease liabilities	5,964	5,820

Total long-term liabilities	14,863	14,837

Total liabilities	23,538	24,603

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2024 and March 31, 2025; Issued and outstanding: 70,380,570 and 70,511,475 shares as of December 31, 2024 and March 31, 2025, respectively	-	-
Additional paid-in capital	210,175	212,525
Accumulated deficit	(147,509)	(156,200)

Total shareholders’ equity	62,666	56,325

Total liabilities and shareholders’ equity	$86,204	$80,928

CONSOLIDATED STATEMENT OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2024	2025
	Unaudited

Research and development, net	$6,448	$7,170

Marketing expenses	533	459

General and administrative expenses	1,443	1,679

Total operating loss	8,424	9,308

Financial income, net	(444)	(716)

Loss before taxes on income	7,980	8,592

Tax on income	1	99

Net loss	7,981	8,691

Net comprehensive loss	7,981	8,691

Net loss per share, basic and diluted	$(0.11)	$(0.12)

Weighted-average shares used in computing net loss per share, basic and diluted	69,714,250	70,450,897